UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 3, 2011

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607 AND 333-170200) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated September 12, 2011.

•	Press Release dated September 21, 2011.

•	Press Release dated September 21, 2011.

•	Press Release dated September 27, 2011.

•	Press Release dated September 29, 2011.

•	Press Release dated September 30, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 3, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

NEWS RELEASE

Enbridge announces $1.2 billion twinning of southern section of Athabasca Pipeline

CALGARY, ALBERTA—September 12, 2011—Enbridge Inc. (TSX:ENB) (NYSE:ENB) announced today that it will twin the southern section of its Athabasca Pipeline from Kirby Lake, Alberta to the Hardisty, Alberta crude oil hub at an estimated cost of approximately $1.2 billion. The twin line will initially add approximately 450,000 barrels per day (bpd) of capacity between these points, with low cost expansion potential to 800,000 bpd. The line is expected to be capable of accepting initial volumes by early 2015, with its full initial capacity available by 2016.

The new line will include approximately 345 kilometers (210 miles) of 36-inch pipeline largely within the existing Athabasca Pipeline right-of-way. The new line is designed to accommodate the need for additional capacity to serve Kirby area oil sands growth, beyond the expansion of the existing 30-inch pipeline to its maximum capacity of 570,000 bpd which was announced in the fall of 2010. Transferring existing Kirby area volumes to the new 36-inch line from the existing 30-inch line will also free up the latter to accommodate additional long-haul volumes originating from the Cheecham or Athabasca terminals further upstream on the Athabasca System.

“Twinning our Athabasca system south of Kirby represents a highly efficient solution to the needs we are seeing for additional long-haul and short-haul capacity into Hardisty, leveraging off the advantages of our existing asset base and right-of-way,” said Stephen J. Wuori, President, Liquids Pipelines. “While anchored by the needs of our current connected projects, it is readily expandable to accommodate new projects which are also expected to require pipeline capacity beginning mid-decade. This project is a significant part of our overall plan to provide capacity for rapidly growing production from the Kirby area as well as from growth projects further north in the Athabasca region.”

Mr. Wuori noted that the project is expected to deliver significant local benefits.

“Based on our recent construction experience, we expect to create about 545 person years of employment in building the twinning project,” said Mr. Wuori. “As we move through construction, those crews will be purchasing goods and services, as well as housing and food from local retailers. Once in operation, the pipeline will generate significant tax revenues for communities along the right-of-way.”

With the twinning project, Enbridge will have a total of $3.6 billion of planned expansions of or additions to its Regional Oil Sands System which will go into service between 2011 to 2015, as well as a significant portfolio of additional projects which are under development to meet oil sands growth.

Enbridge’s Regional Oil Sands System At-a-Glance:

Enbridge is the leading pipeline operator in the Fort McMurray to Edmonton/Hardisty corridor and well positioned to tie-in new oil sand developments to mainline pipelines and increase capacity for current customers. Enbridge’s Regional Oil Sands Infrastructure includes the Athabasca and Waupisoo pipeline systems, connecting six producing oil sands projects. A map is available at www.enbridge.com

Athabasca Pipeline:

•	540-kilometre (335-mile) pipeline in operation since March 1999

•	Annual capacity of up to 570,000 barrels per day of crude oil (depending on crude viscosity) from the Athabasca and Cold Lake regions of Alberta, south to Hardisty, Alberta

Waupisoo Pipeline:

•	380-kilometre (235-mile) pipeline system in operation since June 2008

•	Annual capacity of up to 600,000 bpd of crude oil (depending on crude viscosity) from Enbridge’s Cheecham Terminal to Edmonton

Tankage:

•

Largest operator of contract storage facilities at the Hardisty hub with the 3.1 million barrel Hardisty Caverns storage facility, plus the 7.5 million barrel Hardisty Contract Terminal surface storage facility

•	More than 4.4 million barrels of operational storage associated with the Waupisoo and Athabasca pipelines and laterals

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Announces $300 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 21, 2011 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that it has entered into an agreement with a group of underwriters to sell 12 million cumulative redeemable preference shares, series b (the “Series B Preferred Shares”) at a price of $25.00 per share for distribution to the public. Closing of the offering is expected on or about September 30, 2011.

The holders of Series B Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the board of directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period ending June 1, 2017. The first quarterly dividend payment date is scheduled for March 1, 2012. The dividend rate will reset on June 1, 2017 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.40% per cent. The Series B Preferred Shares are redeemable by Enbridge, at its option, on June 1, 2017 and on June 1 of every fifth year thereafter.

The holders of Series B Preferred Shares will have the right to convert their shares into cumulative redeemable preferred shares series C (the “Series C Preferred Shares”), subject to certain conditions, on June 1, 2017 and on June 1 of every fifth year thereafter. The holders of Series C Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the board of directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.40% per cent.

Enbridge has granted to the underwriters an option, exercisable at any time up to 48 hours prior to the closing of the offering, to purchase up to an additional two million Series B Preferred Shares at a price of $25.00 per share.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to reduce outstanding indebtedness, for capital expenditures and for general corporate purposes.

The syndicate of underwriters is led by Scotia Capital Inc., RBC Capital Markets, and TD Securities Inc.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

NEWS RELEASE

Enbridge Increases Size of Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 21, 2011 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced that as a result of strong investor demand for its previously announced offering of cumulative redeemable preference shares, series b (the “Series B Preferred Shares”), the size of the offering has been increased to 20 million shares. The aggregate gross proceeds will now be $500 million.

The holders of Series B Preferred Shares will be entitled to receive fixed cumulative dividends at an annual rate of $1.00 per share, payable quarterly on the 1st day of March, June, September and December, as and when declared by the board of directors of Enbridge, yielding 4.00 per cent per annum, for the initial fixed rate period ending June 1, 2017. The first quarterly dividend payment date is scheduled for March 1, 2012. The dividend rate will reset on June 1, 2017 and every five years thereafter at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.40%. The Series B Preferred Shares are redeemable by Enbridge, at its option, on June 1, 2017 and on June 1 of every fifth year thereafter.

The holders of Series B Preferred Shares will have the right to convert their shares into cumulative redeemable preferred shares series C (the “Series C Preferred Shares”), subject to certain conditions, on June 1, 2017 and on June 1 of every fifth year thereafter. The holders of Series C Preferred Shares will be entitled to receive quarterly floating rate cumulative dividends, as and when declared by the board of directors of Enbridge, at a rate equal to the sum of the then 90-day Government of Canada treasury bill rate plus 2.40%.

The offering is being made only in Canada by means of a prospectus. Proceeds will be used to reduce outstanding indebtedness, for capital expenditures and for general corporate purposes.

This news release does not constitute an offer to sell or a solicitation of an offer to buy the preferred shares in any jurisdiction. The preferred shares offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey	Jody Balko
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5720
Email: jennifer.varey@enbridge.com	Email: jody.balko@enbridge.com

NEWS RELEASE

Veresen and Enbridge Continue to Grow Bakken Midstream Services

Tioga Lateral Pipeline to connect Bakken natural gas production to Alliance Pipeline and Aux Sable processing facilities

CALGARY, Alberta, September 27, 2011 – Veresen Inc. (TSX: VSN) and Enbridge Inc. (TSX, NYSE: ENB), joint owners of Alliance Pipeline, today announced approval by their respective boards of directors which will allow Alliance to proceed with development of a natural gas pipeline lateral and associated facilities to connect production from the Hess Tioga field processing plant in the Bakken region of North Dakota to the Alliance mainline near Sherwood, ND. Alliance has executed a precedent agreement with Hess Corporation as an anchor shipper on the Tioga Lateral pipeline, including matching capacity on the Alliance mainline. Aux Sable (owned by Veresen, Enbridge and Williams Partners, L.P.) and Hess have reached a concurrent agreement for the provision of NGL services. The pipeline is expected to be in service by the third quarter of 2013, subject to regulatory and other required approvals.

The 77-mile (124-kilometer) Tioga Lateral will facilitate movement of the high-energy, liquids-rich natural gas to natural gas liquid (NGL) processing facilities owned by Aux Sable Liquids Products at the terminus of the Alliance mainline system. Through the agreement with Hess, Alliance has secured sufficient commitment to proceed with the Tioga Lateral and will hold an Open Season to solicit additional shipper interest. The pipeline will have an initial design capacity of approximately 120 million cubic feet per day, which can be expanded based on shipper demand.

Stephen White, President and CEO of Veresen commented, “With the rapid increase in crude oil drilling activity in the Bakken, there is a corresponding need for additional capacity to gather and process associated liquids-rich natural gas volumes. This creates tremendous opportunity for Veresen to leverage our core assets to create timely, flexible, market-driven solutions to enable producers to generate value from the NGL stream.”

“Enbridge continues to focus on the Bakken as a strategic priority,” said Al Monaco, President, Gas Pipelines, Green Energy and International, Enbridge Inc. “Our significant investments in crude oil transportation systems in North Dakota and Saskatchewan enable Bakken producers to access multiple markets. We’re now extending those services to natural gas and NGL midstream infrastructure. The Tioga Lateral and the recently acquired Prairie Rose Pipeline and Palermo Condensate Recovery Plant (previously known as the Stanley Gas Plant) allow us to attract additional gas volumes to our Alliance Pipeline and draw additional liquids rich gas to our Aux Sable NGL extraction and fractionation facilities.”

The Bakken region of southern Saskatchewan and northern North Dakota is one of the most prolific resource plays in North America. While expansion in the Bakken has been primarily driven by oil shale, there is also significant value in the natural gas and NGL reserves associated with the oil.

Together, Alliance and Aux Sable offer Bakken natural gas producers access to high value downstream gas and Midwest NGL markets. Alliance carries high BTU gas to Aux Sable’s processing and NGL extraction plant in Channahon, Illinois. Utilization of these existing midstream assets to serve the Bakken provides producers with readily available solutions to transport gas to market and realize value from the NGLs extracted. Leveraging existing infrastructure minimizes the environmental and stakeholder impact of new construction, allowing for flexible, timely and cost-efficient expansion as Bakken volumes increase.

About Veresen Inc.

Veresen Inc. is a publicly traded dividend paying corporation based in Calgary, Alberta, that owns and operates energy infrastructure assets across North America. Its common shares and 5.75% convertible unsecured subordinated debentures, Series C due July 31, 2017 are listed on the Toronto Stock Exchange under the symbols “VSN” and “VSN.DB.C”, respectively. Veresen is engaged in three principal businesses: a pipeline transportation business comprised of interests in two pipeline systems, the Alliance Pipeline and the Alberta Ethane Gathering System; a midstream business which includes ownership interests in a world-class extraction facility near Chicago and other gas processing energy infrastructure; and a power business with renewable and gas-fired facilities and development projects in Canada and the United States, and district energy systems in Ontario and Prince Edward Island. Veresen and each of its pipeline, midstream and power businesses are also actively developing a number of greenfield projects. In the normal course of its business, Veresen and each of its businesses regularly evaluate and pursue acquisition and development opportunities. For more information visit www.vereseninc.com.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to

Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

For further information:

Veresen Inc.

Stephen H. White	David Holm
President & CEO	Executive Vice President, Corporate & Business Development

Richard G. Weech

Senior Vice President, Finance & CFO

Phone: (403) 296-0140

Email: investorrelations@vereseninc.com

Enbridge Inc.

Jennifer Varey

Media

(403) 508-6563 or Toll Free: (888) 992-0997

Email: jennifer.varey@enbridge.com

Jody Balko

Investment Community

(403) 231-5720

Email: jody.balko@enbridge.com

ENTERPRISE AND ENBRIDGE TO DEVELOP CRUDE OIL PIPELINE FROM

CUSHING TO THE GULF COAST

Open season on proposed pipeline to begin October 3, 2011

HOUSTON, Texas and CALGARY, Alberta (September 29, 2011) – Enterprise Products Partners L.P. (NYSE: EPD) (“Enterprise”) and Enbridge Inc.(NYSE/TSX:ENB) (“Enbridge”) today announced plans to design, construct and operate a new pipeline to transport crude oil from the oversupplied hub at Cushing, Oklahoma to the Texas Gulf Coast refining complex. Initially, the Wrangler Pipeline will have the capacity to transport up to 800,000 barrels per day (BPD) of crude oil and accommodate the constrained medium-to-light crude oil currently stranded at Cushing and priced at a substantial discount to the oil imports that account for most of the supply being used by Gulf Coast refiners. The pipeline will also have the capability to handle additional supplies of crude oil arriving at Cushing from other North American producers. In anticipation of future increases in crude oil volumes delivered to the Cushing area, the joint venture partners will design the pipeline to be easily expanded.

The proposed 36-inch diameter pipeline will originate at the existing Enbridge Cushing Terminal and extend approximately 500 miles (800 kilometers) southward, closely following existing pipeline corridors, to Enterprise’s ECHO crude oil storage terminal in southeast Harris County, Texas, providing access to refineries in Texas City, Pasadena/Deer Park, Baytown and along the Houston Ship Channel. New storage tankage necessary for pipeline operations will be located at the ECHO site and included in the joint venture. The project will also include a new 85-mile (137-km) pipeline to the Beaumont/Port Arthur refining center.

“We are extremely pleased to partner with Enbridge on this important project and believe that our complementary skills and shared strategic vision will help ensure success, and offer the most efficient and expedient solution for meeting the industry’s need for additional crude oil pipeline infrastructure,” said Michael A. Creel, president and chief executive officer of Enterprise’s general partner. “This pipeline will be able to transport all grades of crude oil in batched configuration to meet the diverse needs of shippers, allowing producers to maximize the value of their crude oil and provide a more reliable source of domestic supply for Gulf Coast refiners.”

“The Wrangler Pipeline will offer flexible solutions to shippers seeking to move crude oil out of the Cushing hub, solving the current lack of transportation options following recent changes in supply routes in North America,” said Patrick D. Daniel, president and chief executive officer, Enbridge Inc. “We’re pleased that Enterprise shares our vision to design this pipeline to meet the needs over the long-term as the Cushing Hub continues to attract both light and heavy production from North American producers. Combining Enbridge’s large storage position at Cushing, with Enterprise’s ECHO terminal in Houston will provide tremendous connectivity for the industry.”

U.S. Midcontinent crude oil supplies are growing rapidly and that trend is expected to continue as a result of the development of shale plays such as Bone Springs/Avalon, Bakken, Niobrara and Barnett. Additionally, refiners and oil producers are seeking new pipeline routes south of Cushing rather than the historical northerly supply routes out of that crude oil hub. Another important driver of this project is the demand by Gulf Coast refineries for Western Canadian crude oil supplies, which have been growing since Alberta oil first accessed the Cushing Hub over the last decade. The Wrangler Pipeline will be designed to accommodate quality-controlled batches of a variety of grades and sources of crude oil, providing options for economical, efficient and safe transportation of crude oil.

Open season to begin October 3, 2011

Also today, Enterprise and Enbridge announced plans for a binding open commitment period for available capacity on the new pipeline, which will begin at 8 a.m. CDT, Monday, October 3, 2011, and continue until 5 p.m. CDT Wednesday, November 2, 2011. Subject to the required regulatory approvals and sufficient long-term commitments from interested shippers, the pipeline is expected to be in service by mid-2013. Construction of the project is expected to be managed by Enbridge with Enterprise serving as operator.

For additional information or commercial inquiries about the project, please contact:

Enbridge
Brad Shamla (403) 231-5915 brad.shamla@enbridge.com	Vince Paradis (403) 231-5991 vince.paradis@enbridge.com

Enterprise
Bart Moore (713) 381-8267 bmoore@eprod.com

A dedicated website with additional information about this project for shippers and others will be launched October 3, 2011, and available at www.wranglerpipeline.com.

Enbridge will hold a concurrent binding Open Season offering capacity from Flanagan, Illinois, to the Texas Gulf Coast utilizing a portion of capacity available on the Wrangler Pipeline. Commercial inquiries can be directed to the Enbridge contacts listed above. Additional information on Enbridge’s Open Season will be available beginning October 3, 2011.

Enterprise Products Partners L.P. is the largest publicly traded partnership and a leading North American provider of midstream energy services to producers and consumers of natural gas, NGLs, crude oil, refined products and petrochemicals. EPD’s assets include approximately: 50,000 miles of onshore and offshore pipelines; 192 million barrels of storage capacity for NGLs, refined products and crude oil; and 27 billion cubic feet of natural gas storage capacity. Services include: natural gas transportation, gathering, processing and storage; NGL fractionation, transportation, storage, and import and export terminaling; crude oil and refined products storage, transportation and terminaling; offshore production platform; petrochemical transportation and storage; and a marine transportation business that operates primarily on the United States inland and Intracoastal Waterway systems and in the Gulf of Mexico. Additional information is available at www.enterpriseproducts.com.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the 2011 Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

This press release includes “forward-looking statements” as defined by the Securities and Exchange Commission. All statements, other than statements of historical fact, included herein that address activities, events, developments or transactions that Enterprise and Enbridge expect, believe or anticipate will or may occur in the future, including anticipated benefits and other aspects of such activities, events, developments or transactions, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including required approvals by regulatory agencies, the possibility that the anticipated benefits from such activities, events, developments or transactions cannot be fully realized, the possibility that costs or difficulties related thereto will be greater than expected, the impact of competition and other risk factors included in the reports filed with the Securities and Exchange Commission by Enterprise or Enbridge. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither Enterprise nor Enbridge intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts:

Enterprise

Investor Relations: Randy Burkhalter, (713) 381-6812 or (866) 230-0745

Media Relations: Rick Rainey (713) 381-3635

Enbridge

Investor Community: Jody Balko, (403) 231-5720

Media: Jennifer Varey, (403) 508-6563 or toll free (888) 992-0997

# # # #

NEWS RELEASE

Enbridge Announces Closing of $500 Million Preferred Share Offering

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES

OR FOR DISSEMINATION IN THE U.S.

CALGARY, Alberta, September 30, 2011 – Enbridge Inc. (TSX:ENB) (NYSE:ENB) today announced it has closed its previously announced public offering of cumulative redeemable preferred shares, series b (the “Series B Preferred Shares”) by a syndicate of underwriters co-led by Scotia Capital Inc., RBC Capital Markets, and TD Securities Inc. Enbridge issued 20 million Series B Preferred Shares for gross proceeds of $500 million. The Series B Preferred Shares will begin trading on the TSX today under the symbol ENB.PR.B. The proceeds will be used for capital expenditures, to repay indebtedness and for other general corporate purposes.

This news release does not constitute an offer to sell securities, nor is it a solicitation of an offer to buy securities, in any jurisdiction. All sales will be made through registered securities dealers in jurisdictions where the offering has been qualified for distribution.

About Enbridge Inc.

Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,400 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey Media (403) 508-6563 or Toll Free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com